UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 1102, 11th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong

Kowloon

Hong Kong SAR

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Item 8.01 Other Events.

On March 23, 2021 CLPS Incorporation (the “Company”) held an annual meeting of its shareholders (the “Annual Meeting”) in Hong Kong SAR. The record date for the Annual Meeting was February 9, 2021. As of the record date, the Company had 16,345,053 shares outstanding and entitled to vote at the Annual Meeting.

At the Annual Meeting the Company’s shareholders (i) elected Xiao Feng Yang, Raymond Ming Hui Lin, Zhaohui Feng, Chong Seng Kee, and Jin He Shao as the Company’s directors, and (ii) ratified the appointment of Ernst & Young Hua Ming LLP as the Company’s independent auditors for the fiscal year ending June 30, 2021, each of the proposals with the following vote:

1.	Election of Directors.

	For	Withheld
Xiao Feng Yang	8,253,544	2,600
Raymond Ming Hui Lin	8,253,574	2,570
Zhaohui Feng	8,068,718	187,426
Chong Seng Kee	8,253,624	2,520
Jin He Shao	8,253,644	2,500

2.	Ratification of Appointment of Independent Auditors

For	Against	Abstain

8,253,144	3,000	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: March 23, 2021

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